March 26, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	GRI Bio, Inc.
Registration Statement on Form S-1 (File No. 333-286072), as amended – Concurrence in Acceleration Request
Ladies and Gentlemen:
H.C. Wainwright & Co., LLC (“Wainwright”), solely acting as placement agent on a best efforts basis in an offering pursuant to the registration statement on Form S-1 (File No. 333-286072) (as amended, the “Registration Statement”), hereby concurs in the request by GRI Bio, Inc. that the effective date of the above-referenced registration statement be accelerated to 12:00 P.M. (Eastern Time), or as soon as practicable thereafter, on March 28, 2025, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”). Wainwright affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name: Edward D. Silvera
Title: Chief Operating Officer